Zarlink Delivers Strong Revenue Growth and Increases Cash Position in Second Quarter

•	Revenue increases to $59.9 million, up $1.2 million sequentially and $10.1 million on a year-on-year basis
•	Cash increases by $10.8 million to reach $109.7 million at quarter-end
•	Total cash on-hand now in excess of $120 million, following sale of Jarfalla, Sweden real estate announced in the third quarter

OTTAWA, CANADA, October 28, 2010 – Zarlink Semiconductor (TSX: ZL) today issued second quarter Fiscal 2011 results for the three-month period ended September 24, 2010.  All figures are in U.S. dollars unless otherwise noted.

Second Quarter Highlights
•	Q2 Fiscal 2011 revenue grew to $59.9 million, up 2% from Q1 Fiscal 2011 and 20% from the same quarter last year;
•	Revenue for Zarlink’s communications products increased to $46.8 million, up 5% from revenue of $44.6 million in Q1 Fiscal 2011 and 37% from revenue of $34.2 million in Q2 Fiscal 2010;
•	Cash increased by $10.8 million to reach $109.7 million as at September 24, 2010;
•	Subsequent to quarter-end, on September 29, 2010 the Company announced the sale of real estate in Sweden, adding an additional $14 million to the cash balance;
•	Basic earnings per share of $0.06 and $0.05 per diluted share.

“I am pleased with our performance through the first half of Fiscal 2011, with very strong revenue growth from our communications products, stable operating expenses, and a growing cash position now in excess of $120 million, including $14 million from the sale of real estate in Sweden,” said Kirk Mandy, President and CEO, Zarlink Semiconductor.  “We are successfully targeting key trends in the communications market, including the evolution of mobile Internet services, broadband network upgrades and the migration to new packet-based technologies. Our implanted wireless radio platform continues to earn designs-ins with established medical device manufacturers, and we are building stronger relationships with emerging manufacturers incorporating our wireless technology into a widening range of applications and therapies.

Mr. Mandy continued: “In line with many of our peers in the semiconductor industry, we anticipate some inventory rebalancing across the supply chain could affect the pace of growth we have seen over recent quarters. While market variations may result in a small decline in expected third quarter revenue we do not expect this short-term rebalancing will impact our long-term growth strategy, with ongoing design activity across our network timing, line circuit and medical wireless portfolios giving us confidence for our continuing progress.”

Second Quarter Fiscal 2011 Financial Results
Second quarter revenue was $59.9 million, an increase of $1.2 million or 2% compared with Q1 Fiscal 2011 revenue of $58.7 million, and an increase of $10.1 million or 20% from Q2 Fiscal 2010 revenue of $49.8 million.

Gross margin in Q2 Fiscal 2011 was 51% of revenue, compared with Q1 Fiscal 2011 gross margin of 51% of revenue, which included $0.3 million in supply chain harmonization costs. Gross margin in Q2 Fiscal 2010 was 50% of revenue, which included $0.9 million in supply chain harmonization costs.

R&D expenses in Q2 Fiscal 2011 were $10.7 million, or 18% of revenue, compared with Q1 Fiscal 2011 R&D expenses of $10.6 million, or 18% of revenue. S&A expenses in Q2 Fiscal 2011 were $9.6 million, or 16% of revenue, compared with Q1 Fiscal 2011 S&A expenses of $10.1 million, or 17% of revenue.

Operating income in Q2 Fiscal 2011 was $8.7 million, compared with Q1 Fiscal 2011 operating income of $5.5 million and Q2 Fiscal 2010 operating income of $5.2 million.

Net income in Q2 Fiscal 2011 was $7.2 million or $0.06 per basic share and $0.05 per diluted share. Q2 Fiscal 2011 net income includes a foreign exchange loss of $0.1 million. In Q1 Fiscal 2011 Zarlink recorded net income of $10.3 million or $0.08 per basic share and $0.07 per diluted share, which included income of $5.9 million from discontinued operations, a non-cash foreign exchange gain of $0.5 million, and a $1.9 million expense related to settlement of a Swedish employees pension. In Q2 Fiscal 2010 Zarlink recorded net income of $0.7 million, or break-even per share, which included a non-cash foreign exchange loss of $3 million.

As a supplement to Zarlink's consolidated financial statements presented in accordance with U.S. Generally Accepted Accounting Principles (GAAP), the Company provides additional non-GAAP measures for operating income, net income (loss), and basic and diluted net earnings (loss) per share all from continuing operations. For full reconciliation of GAAP to non-GAAP measures, refer to the schedule included with this press release.

Non-GAAP operating income for Q2 Fiscal 2011 was $10.5 million, compared with Q1 Fiscal 2011 non-GAAP operating income of $9.8 million and Q2 Fiscal 2010 non-GAAP operating income of $7.3 million. Non-GAAP net income in Q2 Fiscal 2011 was $9.4 million, or $0.07 per basic share and $0.06 per diluted share. For Q1 Fiscal 2011, non-GAAP net income was $8.6 million, or $0.06 per share. For Q2 Fiscal 2010, non-GAAP net income was $6.2 million, or $0.05 per basic share and $0.04 per diluted share.

Cash and cash equivalents increased by $10.8 million, to $109.7 million at the end of Q2 Fiscal 2011. Subsequent to quarter-end, on September 29, 2010 the Company announced it has grown its cash position by an additional $14 million following the sale of real estate in Sweden. Zarlink had cash and cash equivalents totaling $98.9 million at the end of Q1 Fiscal 2011.

On October 28, 2010 Zarlink declared a quarterly dividend of CDN$0.50 per share on its preferred shares (TSX:ZL.PR.A) payable on December 29, 2010 to preferred shareholders of record as of December 3, 2010. Dividends paid by Zarlink to Canadian residents are eligible dividends for Canadian income tax purposes.

Second Quarter Fiscal 2011 Business Summary
Second quarter revenue from Zarlink’s Communication Products Group was $46.8 million, up 5% from revenue of $44.6 million in Q1 Fiscal 2011 and up 37% from revenue of $34.2 million in Q2 Fiscal 2010.

The Company continues to see very strong customer design activity for its line circuit products targeting voice over broadband deployments in Asia and network timing products required as services providers upgrade their wireless networks to support higher bandwidth mobile Internet applications. The Company recently announced a design-win for its synchronous Ethernet technology with NEC for use in microwave wireless backhaul.

Q2 Fiscal 2011 revenue for the Company’s Medical Products Group increased to $7.0 million, from $6.6 million in Q1 Fiscal 2011. In Q2 Fiscal 2010, revenue for the Medical Products Group was $7.8 million. In the quarter, Zarlink announced that its third-generation wireless radio platform is being designed into approved applications, including pacemakers, ICDs (implantable cardiac defibrillators), associated programming and home monitoring equipment, and new devices such as cardiac monitors and neuromodulation systems. The Company also announced that CVRx is deploying Zarlink’s wireless radio technology in the world's first implanted system used to treat high blood pressure and heart failure.

Custom and Other revenue in Q2 Fiscal 2011 was $6.1 million, compared with $7.4 million in Q1 Fiscal 2011 and $7.8 million in Q2 Fiscal 2010.  The Company expects the decline in Custom and Other revenue to continue in the third quarter of Fiscal 2011, and beyond.

Third Quarter Fiscal 2011 Guidance

Mr. Mandy added: “Over recent quarters, foundry capacity issues have created longer lead times for some of our products, which has impacted our ability to receive and ship orders within a quarter and contributed to an increase in backlog. As a result of increasing lead times, we recorded second quarter revenue of $59.9 million, which was less than the opening backlog of $64 million. Working closely with our foundry partners, supply constraints are beginning to ease for some of our products, and we anticipate lead times to improve in the third quarter. As this happens, our order backlog entering the quarter will decline but we will see our turns business resume with customer orders received and shipped within the quarter. Accordingly, we anticipate third quarter revenue will be greater than the opening backlog of $54 million.”

The opening backlog at the start of the Fiscal 2011 third quarter was approximately $54 million, compared with a $64 million opening backlog at the start of the second quarter. Based on this backlog, improving product lead times, and an expected inventory rebalancing across the supply chain, for Q3 Fiscal 2011 Zarlink is forecasting:

•	Revenue between $54 million and $58 million, reflecting an expected inventory rebalancing across the supply chain;
•	Gross margins between 50% and 51%;
•	Operating expenses between $20 million and $21 million, excluding amortization of intangibles;
•	Excluding any potential impact of foreign exchange and the impact of the sale of the Jarfalla, Sweden real estate, Zarlink expects Q3 earnings of $0.03 to $0.05 per share.

Analyst Conference Call
An open conference call for analysts will be held on October 28th, 2010 beginning at 5:00 p.m. EDT. Access the call by dialing 1-877-974-0447 or 416-644-3416. Investors, media and other parties are listen-only. For a replay, call 1-877-289-8525, Access Code 4372548# or 416-640-1917, Access Code 4372548#. The replay is available until midnight November 11th, 2010. A live audio webcast will be available through http://www.marketwire.com/ (Marketwire) or from the Company's website at http://www.zarlink.com/.

About Zarlink Semiconductor
Zarlink Semiconductor delivers world-leading, mixed-signal chip technologies for a broad range of communication and medical applications. The Company’s core capabilities include network timing solutions that manage time-sensitive communication applications over wireless and wired networks, line circuits supporting high-quality voice services over cable and broadband connections, and ultra low-power radios enabling new wireless medical devices and therapies. Serving the world’s largest original equipment manufacturers, Zarlink’s highly integrated chip solutions help customers simplify design, lower costs and reach market quickly. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Canadian Securities Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; the impact of the current economic crisis on our suppliers and customers and our ability to transfer parts to other suppliers; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA
(in thousands of U.S dollars, except per share amounts, U.S. GAAP)
(Unaudited)

	Three months ended			Six months ended
	Sept. 24,	June 25,	Sept. 25,	Sept. 24,	Sept. 25,
	2010	2010	2009	2010	2009
Revenue	$59,892	$58,664	$49,766	$118,556	$99,421
Cost of revenue	29,491	28,815	24,782	58,306	49,718
Gross margin	30,401	29,849	24,984	60,250	49,703

Expenses:
Research and development	10,682	10,565	9,369	21,247	17,596
Selling and administrative	9,575	10,133	9,489	19,708	19,102
Amortization of intangible assets	1,735	1,736	1,735	3,471	3,471
Loss on pension settlement	-	1,880	-	1,880	-
Contract impairment	-	-	-	-	809
Recovery of current asset	(282)	-	(768)	(282)	(768)
	21,710	24,314	19,825	46,024	40,210
Operating income	8,691	5,535	5,159	14,226	9,493

Loss on repurchase of convertible debentures	-	-	(316)	-	(316)
Interest income	72	30	43	102	88
Interest expense	(1,020)	(1,024)	(973)	(2,044)	(1,876)
Amortization of debt issue costs	(161)	(160)	(160)	(321)	(320)
Foreign exchange gain (loss)	(68)	481	(2,999)	413	(6,879)
Income from continuing operations before income taxes	7,514	4,862	754	12,376	190
Income tax recovery (expense)	(295)	(474)	(46)	(769)	(64)
Income from continuing operations	$7,219	$4,388	$708	$11,607	$126
Discontinued operations, net of tax	-	5,868	12	5,868	78
Net income	$7,219	$10,256	$720	$17,475	$204

Net income (loss) attributable to common shareholders	$6,758	$9,412	$135	$16,170	$(870)

Net income (loss) per common share from continuing operations:
Basic	$0.06	$0.03	$0.00	$0.09	$(0.01)
Diluted	$0.05	$0.03	$0.00	$0.08	$(0.01)

Income per common share from discontinued operations:
Basic	-	$0.05	$0.00	$0.05	$0.00
Diluted	-	$0.04	$0.00	$0.04	$0.00

Net income per common share:
Basic	$0.06	$0.08	$0.00	$0.13	$(0.01)
Diluted	$0.05	$0.07	$0.00	$0.12	$(0.01)

Weighted average number of common shares outstanding (thousands):
Basic	121,132	120,920	122,426	121,026	122,426
Diluted	153,642	152,444	123,510	153,043	122,426

Percentage of revenue:
Gross margin	51%	51%	50%	51%	50%
Research and development	18%	18%	19%	18%	18%
Selling and administrative	16%	17%	19%	17%	19%

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
(in thousands of U.S. dollars, U.S. GAAP)
(Unaudited)

	Three months ended			Six months ended
	Sept. 24,	June 25,	Sept. 25,	Sept. 24,	Sept. 25,
	2010	2010	2009	2010	2009
CASH PROVIDED BY (USED IN)
Operating activities:
Net income	$7,219	$10,256	$720	$17,475	$204
Depreciation of fixed assets	751	798	949	1,549	1,925
Amortization of other assets	1,896	1,896	1,963	3,792	3,948
Stock compensation expense	380	340	325	720	688
Other non-cash changes in operating activities	(921)	(3,436)	2,665	(4,357)	7,055
Deferred income taxes	295	1,929	(71)	2,224	83
Payment on settlement of pension	(14,586)	-	-	(14,586)	-
Decrease (increase) in working capital:
Trade accounts and other receivables	3,270	7,198	2,692	10,468	1,079
Inventories	(1,518)	(976)	(878)	(2,494)	(2,523)
Prepaid expenses and other	(335)	132	(247)	(203)	(317)
Payables and other accrued liabilities	(434)	(4,023)	(796)	(4,457)	(1,879)
Deferred revenue	(77)	(229)	1,898	(306)	1,915
Total	(4,060)	13,885	9,220	9,825	12,178

Investing activities:
Expenditures for fixed assets	(643)	(874)	(411)	(1,517)	(986)
Proceeds from disposal of fixed assets	736	-	-	736	-
Proceeds from sale of business - net	-	13,509	-	13,509	-
Decrease in restricted cash on settlement of pension	14,723	-	-	14,723	-
Total	14,816	12,635	(411)	27,451	(986)

Financing activities:
Repurchase of long-term debt	-	-	(13)	-	(13)
Payment of dividends on preferred shares	(460)	(476)	(466)	(936)	(943)
Repurchase of preferred shares	(6)	(796)	(433)	(802)	(705)
Repurchase of common shares	(715)	-	-	(715)	-
Exercise of stock options	405	73	-	478	-
Total	(776)	(1,199)	(912)	(1,975)	(1,661)
Effect of currency translation on cash	781	(797)	672	(16)	1,169

Increase in cash and cash equivalents	10,761	24,524	8,569	35,285	10,700

Cash and cash equivalents, beginning of period	98,893	74,369	47,137	74,369	45,006

Cash and cash equivalents, end of period	$109,654	$98,893	$55,706	$109,654	$55,706

Zarlink Semiconductor Inc.
CONSOLIDATED BALANCE SHEETS DATA
(in thousands of U.S. dollars, U.S. GAAP)
(Unaudited)

	Sept. 24,	June 25,	March 26,
	2010	2010	2010
ASSETS

Current assets:
Cash and cash equivalents	$109,654	$98,893	$74,369
Restricted cash and cash equivalents	-	14,723	15,720
Trade accounts receivable – net	17,328	20,248	27,038
Other accounts receivable – net	3,491	3,840	4,248
Inventories – net	25,744	24,225	26,225
Prepaid expenses and other	2,414	2,079	2,305
Current assets held for sale	-	750	750
Deferred income tax assets – current portion	5	858	2,000
	158,636	165,616	152,655

Fixed assets – net	8,875	8,880	10,992
Deferred income tax assets long-term portion – net	7,586	7,574	7,584
Intangible assets – net	38,020	39,756	41,871
Other assets	1,282	1,443	1,603
	$214,399	$223,269	$214,705

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade accounts payable	$16,977	$18,416	$15,178
Pension settlement liability	-	14,680	-
Employee-related payables	8,603	7,687	13,452
Income and other taxes payable	1,210	1,030	1,006
Current portion of provisions for exit activities	270	281	379
Other accrued liabilities	7,025	7,710	7,123
Deferred revenue	4,187	4,264	4,493
Deferred income tax liabilities – current portion	261	806	29
	38,533	54,874	41,660

Long-term debt – convertible debentures	69,048	68,336	68,900
Long-term portion of provisions for exit activities	124	185	246
Pension liabilities	439	488	16,636
Long-term accrued income taxes	2,211	2,186	2,208
Other long-term liabilities	758	646	569
	111,113	126,715	130,219

Redeemable preferred shares, unlimited shares authorized; 966,600 shares issued and outstanding as at September 24, 2010	12,372	12,375	12,787

Shareholders’ equity:
Common shares, unlimited shares authorized; no par value; 121,769,717 shares issued and 121,069,717 outstanding as at September 24, 2010	731,799	733,458	733,357
Treasury shares, at cost, 700,000 shares	(1,289)	(1,289)	(1,289)
Additional paid-in capital	41,223	39,653	39,838
Deficit	(647,553)	(654,314)	(664,110)
Accumulated other comprehensive loss	(33,266)	(33,329)	(36,097)
	90,914	84,179	71,699
	$214,399	$223,269	$214,705

Zarlink Semiconductor Inc.
SUPPLEMENTARY SCHEDULES
(in thousands of U.S. dollars, U.S. GAAP)
(Unaudited)
Geographic Information:

Revenue, based on the geographic location of Zarlink’s customers, was distributed as follows:

	Three Months		Three Months		Three Months
	Ended	% of	Ended	% of	Ended	% of
	Sept. 24, 2010	Total	June 25, 2010	Total	Sept. 25, 2009	Total

Asia – Pacific	$36,946	62%	$35,440	61%	$27,345	55%
Europe	13,554	23	13,715	23	12,495	25
Americas	9,392	15	9,509	16	9,926	20
	$59,892	100%	$58,664	100%	$49,766	100%

	Six Months		Six Months
	Ended	% of	Ended	% of
	Sept. 24, 2010	Total	Sept. 25, 2009	Total

Asia – Pacific	$72,386	61%	$54,423	55%
Europe	27,269	23	25,528	26
Americas	18,901	16	19,470	19
	$118,556	100%	$99,421	100%

Product Group Information:

Revenue, based on product group, was distributed as follows:

	Three Months		Three Months		Three Months
	Ended	% of	Ended	% of	Ended	% of
	Sept. 24, 2010	Total	June 25, 2010	Total	Sept. 25, 2009	Total

Communication Products	$46,821	78%	$44,645	76%	$34,196	69%
Medical Products	6,967	12	6,580	11	7,799	16
Custom & Other	6,104	10	7,439	13	7,771	15
	$59,892	100%	$58,664	100%	$49,766	100%

	Six Months		Six Months
	Ended	% of	Ended	% of
	Sept. 24, 2010	Total	Sept. 25, 2009	Total

Communication Products	$91,466	77%	$66,844	67%
Medical Products	13,547	12	16,783	17
Custom & Other	13,543	11	15,794	16
	$118,556	100%	$99,421	100%

Non-GAAP Measures

As a supplement to Zarlink’s consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), the Company provides additional non-GAAP measures for operating income, net income (loss) from continuing operations, and basic and diluted net income (loss) per share from continuing operations.

A non-GAAP financial measure is a numerical measure of a company's performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP.  The Company believes that the additional non-GAAP measures are useful to investors for the purpose of financial analysis.  Management uses these measures internally to evaluate the Company's in-period operating performance before gains, losses and other charges that are considered by management to be outside of the Company's core operating results.  These non-GAAP financial measures should assist investors in understanding how management views our core results of operations on an on-going basis, as well as enhance comparisons of our core results of operations with historical periods.  In addition, the measures are used for planning and forecasting of the Company's future periods.  Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.  The non-GAAP financial measures do not reflect all costs associated with our operations as determined in accordance with GAAP. Other companies may exclude or include different items in a particular non-GAAP financial measure, or provide different non-GAAP financial measures to those provided by Zarlink. Therefore, our non-GAAP financial measures are unlikely to be comparable to those presented by other companies.

The Company has updated the calculation of three of its non-GAAP measures, net income (loss), basic and diluted net income (loss) per share, to include those items from continuing operations only, as a result of the sale of its Optical Products group.  This product group disposal is one time, and is accounted for as a discontinued operation thus it has been eliminated from the Company’s core operating results.  The Company has also updated the non-GAAP calculation to exclude a one time loss on pension settlement in Sweden.

Zarlink Semiconductor Inc.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES
(in thousands, except per share amounts)
(Unaudited)
	Three months ended			Six months ended
	Sept. 24,	June 25,	Sept. 25,	Sept. 24,	Sept. 25,
	2010	2010	2009	2010	2009

GAAP net income from continuing operations	$7,219	$4,388	$708	$11,607	$126
Amortization of intangible assets	1,735	1,736	1,735	3,471	3,471
Loss on pension settlement	-	1,880	-	1,880	-
Contract impairment	-	-	-	-	809
Foreign exchange loss (gain)	68	(481)	2,999	(413)	6,879
Restructuring and supply chain harmonization	-	281	889	281	1,981
Recovery of current asset	(282)	-	(768)	(282)	(768)
Stock compensation expense	380	340	325	720	688
Loss on repurchase of convertible debentures	-	-	316	-	316
Expense (recovery) for income tax matters	307	455	-	762	-
Non-GAAP net income from continuing operations	$9,427	$8,599	$6,204	$18,026	$13,502

GAAP operating income	$8,691	$5,535	$5,159	$14,226	$9,493
Amortization of intangible assets	1,735	1,736	1,735	3,471	3,471
Loss on pension settlement	-	1,880	-	1,880	-
Contract impairment	-	-	-	-	809
Restructuring and supply chain harmonization	-	281	889	281	1,981
Recovery of current asset	(282)	-	(768)	(282)	(768)
Stock compensation expense	380	340	325	720	688
Non-GAAP operating income	$10,524	$9,772	$7,340	$20,296	$15,674

GAAP net income (loss) from continuing operations per common share - basic	$0.06	$0.03	$0.00	$0.09	$(0.01)
Amortization of intangible assets	0.01	0.01	0.01	0.03	0.03
Loss on pension settlement	-	0.02	-	0.02	-
Contract impairment	-	-	-	-	0.01
Foreign exchange loss (gain)	0.00	(0.00)	0.02	(0.00)	0.06
Restructuring and supply chain harmonization	-	0.00	0.01	0.00	0.02
Recovery of current asset	(0.00)	-	(0.01)	(0.00)	(0.01)
Stock compensation expense	0.00	0.00	0.00	0.01	0.01
Loss on repurchase of convertible debentures	-	-	0.00	-	0.00
Expense (recovery) for income tax matters	0.00	0.00	-	0.01	-
Non-GAAP net income from continuing operations per common share – basic*	$0.07	$0.06	$0.05	$0.14	$0.10

GAAP net income (loss) from continuing operations per common share - diluted	$0.05	$0.03	$0.00	$0.08	$(0.01)
Amortization of intangible assets	0.01	0.01	0.01	0.02	0.02
Loss on pension settlement	-	0.01	-	0.01	-
Contract impairment	-	-	-	-	0.01
Foreign exchange loss (gain)	0.00	(0.00)	0.02	(0.00)	0.05
Restructuring and supply chain harmonization	-	0.00	0.01	0.00	0.01
Recovery of current asset	(0.00)	-	(0.01)	(0.00)	(0.01)
Stock compensation expense	0.00	0.00	0.00	0.00	0.00
Loss on repurchase of convertible debentures	-	-	0.00	-	0.00
Expense (recovery) for income tax matters	0.00	0.00	-	0.00	-
Effect of dilutive potential common shares	-	-	0.00	-	0.01
Non-GAAP net income from continuing operations per common share – diluted*	$0.06	$0.06	$0.04	$0.12	$0.09

Shares used to calculate non-GAAP net income from continuing operations per common share – basic	121,132	120,920	122,426	121,026	122,426
Shares used to calculate non-GAAP net income from continuing operations per common share – diluted	153,642	152,444	152,436	153,043	152,148
* Amounts may not add due to rounding.